Item 77I  Terms of New or Amended Securities  Form N-SAR  03/31/2014

During the period covered by this report, Advisor Class shares and Institutional Class shares were made available for sale to eligible investors. Not all classes of shares of each series of the Registrant may be available in all jurisdictions.

The Board of Trustees of the Income Funds approved the creation of a new series. The new series was designated as the First Investors Floating Rate Fund (the "Fund"). A description of the Fund?s shares was contained in the Fund?s Prospectus and Statement of Additional Information dated September 19, 2103, which was filed with the Securities and Exchange Commission via EDGAR in the Income Funds' registration statement filing pursuant to Rule 485(b) on September 19, 2013 (Accession No. 0000898432-13-001241).